PORTEC RAIL
Products, Inc.


May 5, 2006



Mr. Michael Fay
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

RE:      Portec Rail Products, Inc.
         Form 10-K For the Year Ended December 31, 2005
         File Number 000-50543

Dear Mr. Fay:

     This letter is in response to the letter issued to Portec Rail Products, Inc. ("The Company") by the United States Securities and Exchange Commission ("the Commission") dated April 25, 2006. As requested by the staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. Additionally, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Portec Rail Products, Inc. believes that the disclosures made in our Form 10-K for the year ended December 31, 2005 comply with the standards of EITF No.00-21. In response to the Commission's request for information, please find our explanations following.

     The Company's primary operations involve the manufacturing and distribution of a broad range of railroad products including rail joints, rail anchors, rail spikes, railway friction management products and systems, and load securement systems. Because we are a manufacturing company that supplies products to our customers, the revenue recognition for these products occurs when title passes upon shipment of goods, generally FOB shipping point. Our consideration of the "units of accounting" under EITF No.00-21, Paragraph 9, for these particular products resulted in no modification to disclosures of our revenue recognition policy, as the sales process does not involve multiple deliverables. These products comprised approximately 85% of our revenues for the year ended December 31, 2005.

     The Company's operations at Salient Systems, Inc., a wholly-owned subsidiary that is operated under the Railway Maintenance Products business segment, involves the design, manufacture, and installation of wayside data detection and data management systems. These products comprised approximately 5% of our revenues for the year ended December 31, 2005. The types of equipment and systems that we design, manufacture and install, and a brief description of each, are as follows:

     o Wheel Impact Load Detector - Continually monitors locomotive and rail car wheel health by measuring and reporting the impact loads from moving trains allowing for the targeted removal of defective wheels from service.

     o Truck Performance Detector - Provides alarms for rail cars whose suspension systems are not tracking properly along curved track due to worn or defective undercarriages.

     o Automatic Vehicle Overload & Imbalance Detector -- Provides alarms for overloaded or imbalanced rail cars at track speeds with an additional high speed weigh-in-motion capability.

     o Low Hose Detector - Provides alarms for low or dragging coupling hoses on rail cars by means of an optical sensing approach to minimize false alarms common to mechanically-based systems.

     o Tribometer - an instrument used to measure the coefficient of friction on rail.

     The business cycle for the design, manufacture and installation process generally takes two to five months for these products. The revenue recognition for these products and services follows the percentage of completion method of accounting. Under the percentage of completion method, revenue is recognized based upon costs incurred to date compared to total projected costs of the order. Because the design, manufacture and installation process is generally sold as one "product" to a customer, it is the Company's position under the interpretation of EITF No.00-21, Paragraph 9, that multiple units of accounting do not exist. Per EITF No.00-21, Paragraph 9, item a., "the delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis." Because of the complexity of the products that Salient Systems, Inc. produces, we do not sell the product on a "standalone" basis; that is, the design, manufacture and installation are sold as one. Generally, we do not sell the product without selling the installation, nor do we manufacture the product for general inventory purposes without providing a design based upon customer specifications.

     The Company's material handling operations in the United Kingdom involve the design, manufacture and installation of products primarily to end users in the United Kingdom. These products include overhead and floor conveyor systems, racking systems, and mezzanine flooring systems. These systems are primarily used in the manufacturing, distribution, garment and food industries. These products comprised approximately 10% of our revenues for the year ended December 31, 2005. The revenue recognition for these products and services follows the percentage of completion method of accounting. Under the percentage of completion method, revenue is recognized based upon costs incurred to date compared to total projected costs of the order. Because the design, manufacture and installation process is generally sold as one "product" to a customer, it is the Company's position under the interpretation of EITF No.00-21, Paragraph 9, that multiple units of accounting do not exist. Per EITF No.00-21, Paragraph 9, item a., "the delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis." Because of the nature of the material handling products that our United Kingdom produces, we do not sell the product on a "standalone" basis; that is, the design, manufacture and installation are sold as one.

     We trust that the foregoing is responsive to the Commission's request for information. If there are any questions regarding the above, or if I can be of any assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.


Sincerely,



/s/ John N. Pesarsick
--------------------
John N. Pesarsick
Chief Financial Officer
Portec Rail Products, Inc.




cc:      Doug Jones - Securities and Exchange Commission
         Alan Schick - Luse Gorman Pomerenk & Schick
         Robert Wedding - BKD, LLP